Lavoro Sets Fiscal First Quarter 2025 Earnings Conference Call on February 3rd, 2025

SÃO PAULO — January 21, 2025 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed agricultural inputs retailer in Latin America, will issue its financial results for the fiscal first quarter 2025, before the market opens, on Monday, February 3, 2025. Lavoro management will host a conference call and audio webcast at 8:00 a.m. ET (10:00 a.m. BRT) to discuss the results.

Conference Call Details
Title: Lavoro Fiscal First Quarter 2025 Earnings Conference Call
Event Date: Monday, February 3, 2025
Time: 8:00 a.m. ET (10:00 a.m. BRT)
Participant Numbers: 1-877-407-9716 (U.S.), 1-201-493-6779 (International)
Event Link: https://ir.lavoroagro.com/disclosure-and-documents/events/
For interested individuals unable to join the conference call, a dial-in replay of the call will be available through Monday, February 17, 2025, and can be accessed by dialing 1-844-512-2921 (U.S.), 1-412-317-6671 (International) and entering replay passcode:13750779. The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/

About Lavoro
Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, with operations in Brazil, Colombia, Ecuador and Uruguay. The company serves approximately 77,000 customers through a dedicated team of over 1,000 technical sales representatives (RTVs). Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Contact:
Tigran Karapetian, Head of Investor Relations
Tigran.karapetian@lavoroagro.com

Fernanda Rosa, Investor Relations Coordinator
fernanda.rosa@lavoroagro.com